Exhibit 99.1

Ossen Innovation to Host Second Quarter 2015 Earnings Conference Call on Monday, September 28, 2015 at 8:30 a.m. EDT

SHANGHAI, September 22, 2015 /PRNewswire-FirstCall/ -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced that it will hold its second quarter 2015 financial results conference call at 8:30 a.m. EDT on Monday, September 28, 2015. The Company anticipates releasing its financial results after the market close on Friday, September 25, 2015.

To attend the call, please use the information below for dial-in access. When prompted on dial-in, please utilize the conference ID or ask for the "Ossen Innovation Second Quarter 2015 Earnings Conference Call."

Conference Call
Date:	Monday, September 28, 2015
Time:	8:30 am EDT, U.S.
Conference Line Dial-In (U.S.):	+1-845-675-0437
International Toll Free:	United States: +1-866-519-4004 China, Domestic Mobile: 400-620-8038 China, Domestic: 800-819-0121
Conference ID:	47015366

Please dial in at least 10 minutes before the call to ensure timely participation. A playback will be available through October 6, 2015. To listen, please call +1-855-452-5696 within the United States or +1-646-254-3697 if calling internationally. Utilize the pass code 47015366 for the replay.

This call is being webcast and can be accessed by clicking on this link: http://edge.media-server.com/m/p/3dzd46mx

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.

Feng Peng, Chief Financial Officer

Email: feng.peng@ossencorp.com

Phone: +86-21-6888-8886

Web: www.osseninnovation.com

Investor Relations

Weitian Group LLC

Phone: +1-917-609-0333

Email: tina.xiao@weitian-ir.com